- BD

SEC MAIL PROCESSING SECTION
NOV 2 1 2005
WASH, D.C.

05044931

19
12/29

SECU. ... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/04 AND ENDING 08/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stephen Dvorak & Company
Dvorak, Stephen Charles

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

638 Shadowlawn Drive
(No. and Street)

Westfield, NJ 07090
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Dvorak 908-232-0697
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Redfield, Blonsky & Co., LLC
(Name – *if individual, state last, first, middle name*)

15 North Union Avenue, Cranford, New Jersey 07016
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 12/29/05

OATH OR AFFIRMATION

I, Stephen C. Dvorak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen Dvorak & Company, as of August 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen C Dvorak
Signature

Sole Proprietor
Title

Donna Mann
Notary Public

DONNA MANN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/6/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephen Dvorak & Company

Financial Statements and Supplemental Information

Year Ended August 31, 2005

STEPHEN DVORAK & COMPANY

INDEX

Redfield, Blonsky & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
15 North Union Avenue • PO Box 1103 • Cranford, New Jersey 07016-1103
(908) 276-7226 • Fax (908) 276-7274 • www.rbcpa.com

RONALD R. REDFIELD, CPA, PFS (NJ, NY)
ALAN B. STARINSKY, CPA, PFS (NJ, NY)
•
EDWARD L. LIEBMAN

INDEPENDENT AUDITOR'S REPORT

Mr. Stephen C. Dvorak
Stephen Dvorak & Company
Westfield, N.J. 07090

We have audited the accompanying statement of financial condition of Stephen Dvorak & Company as of August 31, 2005, and the related statement of income, changes in sole proprietor's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen Dvorak & Company at August 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of computation of net capital, reconciliation of focus report and claim for exemption under rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

September 30, 2005

Redfield Blonsky LLC

Members of

American Institute of Certified Public Accountants
New Jersey Society of Certified Public Accountants
New York Society of Certified Public Accountants
California Society of Certified Public Accountants

STEPHEN DVORAK & COMPANY
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2005

Assets

Cash (note 2)	$ 17,265
Securities - at market value (note 2) (Cost of $209,822)	280,086
Total assets	$ 297,351

Liabilities and sole proprietorship equity

Sole proprietorship equity (note 3)	$ 297,351
Total liabilities and sole proprietorship equity	$ 297,351

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED AUGUST 31, 2005

Commission income	$ 4,654
Dividend income	3,753
Interest income	74
Trading gains (notes 2 and 4)	21,729
Total gain	30,210
Operating expenses	6,647
Charitable contributions (note 5)	1,500
Net profit	$ 22,063

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
STATEMENT OF CHANGES IN SOLE PROPRIETOR'S EQUITY
FOR THE YEAR ENDED AUGUST 31, 2005

Balance - at September 1, 2004	$ 280,463
Net profit	22,063
Distributions	(5,175)
Balance - at August 31, 2005	$ 297,351

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2005

Cash flows from operating activities:	
Net profit	$ 22,063
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in:	
Contributions of noncash assets (note 5)	1,070
Net cash provided by operating activities	23,133
Cash flows from investing activities:	
Increase in market value of securities	(14,341)
Proceeds from sale of securities	4,211
Purchases of securities	(6,932)
Net cash used in investing activities	(17,062)
Cash flows from financing activities:	
Proprietor's distributions	(5,175)
Net cash used in financing activities	(5,175)
Net increase in cash	896
Cash at beginning of year	16,369
Cash at end of year	$ 17,265

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2005

Note 1 Organization and Nature Of Business

Stephen Dvorak & Company (a sole proprietorship) conducts business primarily in the greater New York Metropolitan area as a Broker/Dealer in Securities and is a registered member of the National Association of Security Dealers.

Note 2 Summary Of Significant Accounting Policies

Method of Accounting

The significant accounting policies of Stephen Dvorak & Co. do conform with generally accepted accounting principles. The policies reflect practices appropriate to the business in which the Company operates which is governed by the Security and Exchange Commission.

Cash and Cash Equivalent

Cash and cash equivalents include cash on hand, cash in banks and all highly liquid investments. For purposes of reporting cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable Equity Securities

Stephen Dvorak and Company invests in marketable equity securities that consist of common stocks and mutual funds. The investments in these securities are being held for an indefinite period and, in accordance with the Financial Accounting Standards Board's Statement 115 (FASB 115), and are classified as available for sale and are recorded at fair value or amortized cost. The unrealized gains and losses are reported as part of trading gains and (losses) (see note 4).

Income Taxes

These financial statements contain no provision for income taxes since all income tax liabilities and/or benefits of the proprietorship are passed through to the sole proprietor and are computed on the total from all sources.

Concentration of Credit Risk

Stephen Dvorak and Company is a Broker/Dealer doing business in the New York Metropolitan area. The Company is highly dependent on the stock market and on the industry in which it operates.

Note 2 Summary Of Significant Accounting Policies (continued)

Concentration in Revenue

Stephen Dvorak and Company earns a majority of its revenues from the marketable equity securities that it holds. The income it earns on these securities is highly dependent on the stock market.

Security Haircut

All securities are subject to a 15% haircut as defined under the provisions of SEC. Rule 15c3-1.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Undue Concentration

Securities in a single class and that have a market value of more than ten percent (10%) of the net capital of broker/dealer before the application of the security haircut, shall be subject to an additional fifty percent (50%) of the percentage deduction of the security haircut, on the portion of the security position in excess of ten percent (10%) of the net capital. This percentage will be a total of 7.5%.

Note 3 Minimum Net Capital Requirements

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 as of August 31, 2005.

Note 4 Trading Gains

Trading gains for the year ended August 31, 2005, consist of the following:

Actual gains	$ 7,388
Unrealized gains (note 2)	14,341
Trading gains	$ 21,729

Note 5 Supplemental Disclosure of Cash Flow Information

Noncash Transactions

Contribution of stock

Cost of stock	$	1,070
Less: Fair market value		1,500
Gain on contribution of stock	$	430

The accompanying auditor's report is an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c 3-1
AUGUST 31, 2005

Total ownership equity from statement of financial condition	$ 297,351
Less 7.5% reduction for undue concentrations (note 2)	8,766
Less 15% reduction in market value of securities (note 2)	42,013
Net capital	246,572
Minimum net capital required (note 3)	5,000
Excess net capital	$ 241,572

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
SCHEDULE OF RECONCILIATION OF FOCUS REPORT TO COMPUTATION OF NET CAPITAL
AUGUST 31, 2005

Net capital, as reported in the (unaudited) broker dealer Focus Report, Part II A, as of August 31, 2005	$ 250,799
Increase in fair market value of securities owned - due to addition errors	1,811
Re-calculation of 15% securities haircut on market value of $280,086	(272)
Audit adjustment to reverse accounts payable	3,000
Audit adjustment for undue concentrations	(8,766)
Net capital	$ 246,572

The accompanying auditor's report and notes are an integral part of the financial statements.

STEPHEN DVORAK & COMPANY
SCHEDULE OF CLAIM FOR EXEMPTION UNDER RULE 15c3-3
AUGUST 31, 2005

Exemption from Rule 15c3-3 is claimed under Section (k) (1).

The accompanying auditor's report is an integral part of the financial statements.

Redfield,
Blonsky &
Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS

15 North Union Avenue • PO Box 1103 • Cranford, New Jersey 07016-1103
(908) 276-7226 • Fax (908) 276-7274 • www.rbcpa.com

RONALD R. REDFIELD, CPA, PFS (NJ, NY)
ALAN B. STARINSKY, CPA, PFS (NJ, NY)

EDWARD L. LIEBMAN

September 30, 2005

Securities and Exchange Commission
Washington, DC. 20549

Gentlemen:

Stephen Dvorak & Company claim exemption from membership in the Securities Investor Protection Corporation under Section 3(A) (2) of the Act. The income reported is consistent with this exemption.

The sole proprietor did not have an excess of personal liabilities which have not been incurred in the course of business as a broker or dealer over personal assets not used in the business.

Our review of the accounting system, the internal accounting control and procedures for safeguarding securities did not disclose any material inadequacies under Rule 17A-5(g)(3).

Very truly yours,

REDFIELD, BLONSKY & CO., LLC

Redfield Blonsky Co. LLC

Redfield,
Blonsky &
Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
15 North Union Avenue • PO Box 1103 • Cranford, New Jersey 07016-1103
(908) 276-7226 • Fax (908) 276-7274 • www.rbcpa.com

RONALD R. REDFIELD, CPA, PFS (NJ, NY)
ALAN B. STARINSKY, CPA, PFS (NJ, NY)
•
EDWARD L. LIEBMAN

Mr. Stephen C. Dvorak
Stephen Dvorak & Company
Westfield, NJ 07090

In planning and performing our audit of the financial statements and supplemental schedules of Stephen Dvorak & Company (the Company), for the year ended August 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

REDFIELD, BLONSKY & CO., LLC

Redfield Blonsky L.L.C.

September 30, 2005

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